Exhibit 99.1

ATLATSA ANNOUNCES RESULTS FOR THE QUARTERS ENDED JUNE 30, 2015 AND SEPTEMBER 30, 2015

Third Quarter 2015 Key Features:

•	Implementation of operational and financial restructure plan at Bokoni Mine initiated

•	New facility agreement entered into with Anglo American Platinum Limited

•	Ramp up of underground development projects remain on track

•	Revenue decreased 19% to $57.2 million

•	Total tonnes milled increased 1% to 482,150

•	Cash flow generated from operations improved to $10.7 million

•	4E PGM ounces produced relatively flat at 55,491

•	PGM unit cash costs reduced by 2% following cost saving initiatives

•	Disappointing safety performance with lost-time injury frequency rate (“LTIFR”) at 1.56 from 0.80

Second Quarter 2015 Key Features:

•	Impairment loss of $337 million recognised

•	Revenue decreased 12% to $51.7 million

•	Total tonnes milled decreased 7% to 391,363

•	4E PGM ounces produced decreased 2% to 45,675

•	PGM unit cash cost containment remained a challenge

•	Safety improvement continued with LTIFR at 0.80 from 1.16

*PGM	means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 372 5816	One Capital Kathy Saunders / Taryn Carter Office: +27 11 550 5010 Email: kathy@onecapital.co.za

December 11, 2015 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) announced today that it has entered into a term loan facility agreement with Anglo American Platinum Limited (“Anglo American Platinum”) and has released its operating and financial results for the three months and nine months ended September 30, 2015 and for three months and six months ended June 30, 2015. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis document for such periods filed on www.sec.gov and www.sedar.com and also available at www.atlatsaresources.co.za. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Harold Motaung, Chief Executive Officer of Atlatsa, said, “We are pleased to have reached an agreement with our joint venture partner, Anglo American Platinum, regarding additional funding for Bokoni Mine, and for Atlatsa to now be in a position to file these operating and financial results.”

“The continuing climate of lower Rand PGM metal prices remains a challenge for Atlatsa and the Company has had to implement an operational and financial restructure plan at Bokoni Mine to ensure the future sustainability of the operations. This plan entails the closure of our two older, high costs shafts; implementation of various cost containment measures across the Company; and a review of our capital deployment strategy.”

Motaung continued, “A technical evaluation done in collaboration with our joint venture partner, Anglo American Platinum, for the purposes of reviewing Bokoni Mine’s extraction strategy and developing a path towards a sustainable and optimised mine operation has now been concluded. This evaluation, together with implementation of the operational and financial restructure plan will assist in ensuring Bokoni Mine survives through the current low price environment.”

New Facility Agreement with Anglo American Platinum Limited

On December 9, 2015, a Term Loan Facility Agreement (“the Term Loan Facility”) was entered into with Anglo American Platinum, providing a $34.3 million (ZAR334.0 million) facility to enable Atlatsa to advance its share of shareholder loans to Bokoni Holdings (Proprietary) Limited for the sole purpose of enabling Bokoni Mine to fund capital expenditure, working capital expenditure and operating expenses in the event that these costs cannot be funded from internal resources. Anglo American Platinum has committed to fund its 49% pro rata share in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support dated November 10, 2014 received from Anglo American Platinum. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment by Atlatsa upon the occurrence of a change of control in the Company or a sale of all or substantially all the assets of Bokoni Mine whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo American Platinum in relation to Anglo American Platinum’s acquisition of (i) the prospecting rights held by Kwanda Platinum Mines (Proprietary) Limited and (ii) the prospecting rights in respect of the Central Block mineral properties held by Plateau Resources (Proprietary) Limited (as previously contemplated in the letter of support of November 10, 2014), as well as the disposal of all or any part of Anglo American Platinum’s shareholding in Bokoni Mine.

The Term Loan Facility requires that Atlatsa implements initiatives to reduce operating cash losses and to the extent possible, the stay-in-business capital expenditure (excluding project capital expenditure) at Bokoni Mine so that Bokoni Mine does not incur an operating loss.

Operating and financial performance – Q3 2015

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended September 30, 2015 as well as the nine months ended September 30, 2015.

Operating results		Q3 2015	Q3 2014		% change	9M 2015	9M 2014	% change
Tonnes milled	t	482 150	479 378		0.6	1 246 409	1 289 751	(3.4)
Tonnes delivered	t	506 034	544 654		(7.1)	1 284 900	1 389 089	(7.5)
Recovered grade	g/t milled, PGM	3.6	3.6	*	—	3.6	3.5	2.9
PGM oz produced	oz	55 491	56 025		(1.0)	144 041	145 622	(1.1)
UG2 milled to total milled	%	28.4	32.3		(12.1)	29.5	27.1	8.9
Primary development	metres	2 362	2 654		(11.0)	6 420	8 136	(21.0)
Capital expenditure	$m	8.3	8.0		3.8	16.5	29.0	(43.1)
Operating cost/tonne milled	ZAR/t	1 236	1 263	**	2.1	1 329	1 296	(2.5)
Operating cost/PGM oz	ZAR/PGM oz	10 741	10 810	**	0.6	11 498	11 479	(0.2)
LTIFR	per 200,000 hours worked	1.56	1.01		(54.5)	1.15	1.04	(10.6)

Financial summary
Expressed in $000	Q3 2015	Q3 2014	% change	9M 2015	9M 2014	% change
Revenue	57 208	70 389	(18.7)	161 180	182 780	(11.8)
Cash operating costs	59 415	60 010	1.0	168 427	163 944	(2.7)
Cash operating profit	(2 207)	10 379	(121.3)	(7 247)	18 836	(138.5)
Cash operating margin	(3.9%)	14.7%	(126.5)	(4.5%)	10.3%	(143.6)
Earnings before interest, taxation, depreciation and amortisation (“EBITDA”)***	(26 607)	7 524	(453.6)	(374 135)	10 862	(3 544.5)
Loss for the period	(37 376)	(560)	(6 574.3)	(351 278)	(25 340)	(1 286.3)
Loss attributable to Atlatsa shareholders	(21 452)	(520)	(4 025.4)	(157 874)	(12 369)	(1 176.4)
Basic and diluted loss per share – cents	(4)	0	—	(29)	(2)	(1 350.0)

*	Prior year’s quarter restated.
**	Management started to build up stockpile to the value of $6.8 million during Q3 2014, the cost of which has previously been excluded from the Q3 2014 costs above. Cash operating costs represents all on-mine production and processing costs, excluding depreciation charges. Prior year’s quarter has been restated for comparison purposes.
***	EBITDA means earnings before net finance costs, income tax, depreciation and amortization. EBITDA is not a recognized measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

Safety – Q3 2015

Bokoni Mine’s LTIFR deteriorated to 1.56 per 200,000 hours worked during the third quarter. The South African Department of Mineral Resources (“DMR”) imposed three Section 54 safety stoppages at the mine, resulting in a loss of 862 4E ounces. Atlatsa remains committed to the principle of zero harm at all of its operations.

Operational and financial restructure plan at Bokoni Mine

To ensure the future sustainability of Bokoni Mine, the Company announced on September 16, 2015 implementation of an operational and financial restructure plan (“Restructure Plan”) at its Bokoni Mine. The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (“tpm”) by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky open cast operation as a mill gap filler during ramp up of the underground operations;

•	a significant reduction in labour related overheads; and

•	a reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine has issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 1995 (Act No 66 of 1995), and is currently in a consultation process with labour unions on the contemplated retrenchments of some of its employees.

In reviewing the overhead structures of the Company, Atlatsa has undertaken to reduce its aggregate monthly operating costs by at least ZAR1.0 million per month on a sustainable basis. The monthly management fee payable by Bokoni Mine to Atlatsa has also been reduced 11%.

Operational results – Q3 2015

During Q3 2015, Bokoni Mine produced 55,491 4E ounces compared to 56,025 4E ounces during Q3 2014. Tonnes delivered to the concentrator for the quarter decreased by 7% mainly due to a 34% decrease in tonnes delivered from the Klipfontein opencast operation and the closure of the UM2 shaft operation in August 2015.

Primary development decreased by 11% quarter-on-quarter to 2,362 metres as a result of a strategic decision by management to reduce development to a level sufficient to meet short term stoping flexibility requirements. Greater emphasis is being placed on secondary development to increase face length available for mining.

On completion of the current ramp-up phase, the Bokoni Mine will be better positioned from both a unit cost and cash flow perspective, as it will:

•	operate from two shaft complexes as opposed to the current four shaft system, thereby reducing costs associated with logistics and support services;

•	reduce its aggregate operating costs by moving from older, higher cost shaft operations to lower cost, new generation and more efficient shaft operations;

•	access higher grade Merensky mining areas at its new generation Brakfontein shaft complex;

•	reduce overall sustaining capital expenditure at its new generation shaft complexes; and

•	significantly reduce its project capital expenditure.

Financial results – Q3 2015

Revenue decreased by 19% quarter-on-quarter as a result of an 18% decrease in ZAR PGM basket price (ZAR10,214 in Q3 2015 compared to ZAR12,413 in Q3 2014) and a 31% decrease in US$ platinum price from US$1,435 in Q3 2014 to US$988 in Q3 2015. The 21% weakening on the ZAR/US$ exchange rate was not sufficient to offset the negative impact resulting from a continued decline in US$ PGM prices.

Consolidated cash operating costs were 1% lower due to contractor costs decreasing by 18% in line with the decrease in tonnes delivered from the Klipfontein opencast mine operation. This was offset by an 8% increase in stores costs as a result of higher working cost development meters mined; and a 4% increase in utility costs as a result of a 12.7% increase in the power rate payable to Eskom Holdings SOC Limited (“Eskom Holdings”).

Cost per tonne milled for Q3 2015 was $127 compared to $129 in Q3 2014 with cost per 4E ounce remaining relatively flat at $1,103 compared to $1,104 in Q3 2014.

Total capital expenditure for Q3 2015 was $8.3 million (compared to $8.0 million for Q3 2014), comprising 25% sustaining capital and 75% project expansion capital.

The Company’s ability to generate cash improved over the period, with operating activities generating cash of $10.7 million in Q3 2015, compared to $10.0 million of cash generated by operations in Q3 2014.

Earnings – Q3 2015

The basic and diluted loss per share was ($0.04) for Q3 2015 compared to ($0.00) in Q3 2014.

Operating and financial performance – Q2 2015

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended June 30, 2015 as well as the six months ended June 30, 2015.

Operating results		Q2 2015	Q2 2014		% change	H1 2015	H1 2014		% change
Tonnes milled	t	391 363	420 274		(6.9)	764 259	810 373		(5.7)
Tonnes delivered	t	406 205	448 478		(9.4)	778 866	844 435		(7.8)
Recovered grade	g/t milled, PGM	3.6	3.5	*	2.9	3.6	3.4	*	5.9
PGM oz produced	oz	45 675	46 777		(2.4)	88 550	89 597		(1.2)
UG2 milled to total milled	%	30.3	28.9		4.8	30.2	30.0		0.7
Primary development	metres	1 862	2 797		(33.4)	4 057	5 482		(26.0)
Capital expenditure	$m	4.4	9.8		(55.1)	8.2	21.0		(61.0)
Operating cost/tonne milled	ZAR/t	1 394	1 324	**	(5.3%)	1 387	1 315	*	(5.5%)
Operating cost/PGM oz	ZAR/PGM oz	11 942	11 896	**	(0.4%)	11 973	11 898	*	(0.6%)
LTIFR	per 200,000 hours worked	0.80	1.16		31.0	0.92	1.06		13.2

Financial summary
Expressed in $000	Q2 2015	Q2 2014	% change	H1 2015	H1 2014	% change
Revenue	51 661	58 560	(11.8)	103 972	112 391	(7.5)
Cash operating costs	54 705	53 075	(3.1)	109 012	103 934	(4.9)
Cash operating profit	(3 044)	5 485	(155.5)	(5 040)	8 457	(159.6)
Cash operating margin	(5.9%)	9.4%	(162.8)	(4.8%)	7.5%	(164.4)
EBITDA	(343 202)	268	(127 960.4)	(347 528)	276	(126 015.9)
Loss for the period	(297 111)	(11 963)	(2 383.6)	(313 901)	(24 779)	(1 166.8)
Loss attributable to Atlatsa shareholders	(127 553)	(6 973)	(1 729.2)	(136 421)	(11 850)	(1 051.2)
Basic and diluted loss per share – cents	(23)	(1)	(2 200.0)	(25)	(2)	(1 150.0)

*	Prior year’s quarter restated.

**	Management started to build up stockpile to the value of $2.6 million during Q2 2014, the cost of which has been excluded from the Q2 2014 costs above. Cash operating costs represents all on-mine production and processing costs, excluding depreciation charges. Prior year’s quarter has been restated for comparison purposes.
***	EBITDA means earnings before net finance costs, income tax, depreciation and amortization. EBITDA is not a recognized measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

Safety – Q2 2015

Bokoni Mine’s LTIFR improved by 31% to 0.8 per 200,000 hours worked during the second quarter. The DMR imposed four Section 54 safety stoppages at the mine, resulting in a loss of 1,741 4E ounces.

On May 11, 2015, operations at Bokoni Mine were interrupted by unrest that erupted in the Bokoni Mine area when some members of communities surrounding Bokoni Mine blocked the main road leading to the mine with burning tyres and rocks. The unrest prevented employees from reporting to work, which resulted in three days of lost production. Stability was restored to the area on May 14, 2015 and all employees returned to work shortly thereafter.

Operational results – Q2 2015

During Q2 2015, Bokoni Mine produced 45,675 4E ounces compared to 46,777 4E ounces for Q2 2014 as a result of a 9% decrease in tonnes delivered to the concentrator due to safety related stoppages at the mine and community unrest in the area.

Primary development decreased by 33% quarter-on-quarter to 1,862 metres as a result of management focus on increasing face length to improve mining flexibility, whilst at the same time moving towards the steady state targets of 100,000 tpm and 60,000 tpm at Brakfontein and Middelpunt Hill underground operations, respectively.

Delivered grades were lower as a result of an increase in lower grade opencast material and increased secondary development at the underground operations.

Financial results – Q2 2015

Revenue decreased by 12% quarter-on-quarter as a result of the decreased ZAR PGM basket price and relatively flat production volumes. The realised ZAR PGM basket price for Q2 2015 was 8% lower at ZAR11,116 compared to ZAR12,114 for Q2 2014, whilst the US$ platinum price achieved was US$1,127 compared to US$1,447 in Q2 2014.

Consolidated cash operating costs increased by 3.0% due to the following factors:

•	5% increase in labour costs due to the average annual salary increases in July 2014;

•	19% decrease in contractor costs due to a 42% decrease in Klipfontein opencast tonnes delivered;

•	9% decrease in stores costs due to lower square meters mined; and

•	3% increase in utility costs due to a 13% increase in the power rate payable to Eskom Holdings.

Due to the economic climate and the significant re-rate in forecasted metal prices, the Company tested the carrying value of its assets for impairment and recognised an impairment loss of $337.1 million with respect to property, plant and equipment and goodwill.

Cost per tonne milled for Q2 2015 was $145 compared to $136 in Q2 2014 with cost per 4E ounce at $1,238 compared to $1,219 in Q2 2014.

Total capital expenditure for Q2 2015 was $4.4 million (compared to $9.8 million for Q2 2014), comprising 27% sustaining capital and 73% project expansion capital. The decrease in capital expenditure is as a result of a strategic decision by management to reduce costs at the mine by deferring capital deployment without compromising on project development.

The Company’s ability to generate cash deteriorated over the period, with operating activities utilising cash of $3.7 million in Q2 2015 compared to $5.8 million cash generated by operations in Q2 2014.

Earnings – Q2 2015

The basic and diluted loss per share was ($0.23) for Q2 2015 compared to ($0.01) for Q2 2014.

Outlook

Bokoni Mine remains a mine in development with its key Middelpunt Hill UG2 and Brakfontein Merensky underground operations estimated to achieve steady state production by the fourth quarter of 2016 and by 2019, respectively, positioning Bokoni Mine for a turnaround in the PGM markets.

Anglo American Platinum divestment from Atlatsa and Bokoni Mine

Atlatsa remains in discussions with Anglo American Platinum and the DMR regarding Anglo American Platinum’s stated intention to exit from Bokoni Mine and Atlatsa. A central theme surrounding these discussions remains the future sustainability of Bokoni Mine.

Anglo American Platinum announced on December 8, 2015 that “In light of the difficult market conditions and negative cash flows incurred by Bokoni, Anglo American Platinum has written off its equity interests in Atlatsa and Bokoni with a carrying value of R1.4 billion. Atlatsa’s ability to service its debt obligations in the context of the current market conditions, where Bokoni Mine is its main source of funding, is doubtful at current price levels. Anglo American Platinum has therefore, for accounting reasons, written off the various loans it has extended to Atlatsa and Atlatsa Holdings (its Black Economic Empowerment shareholder), and those loans it expects to extend in December 2015, with an accounting carrying value of R2.0 billion in aggregate.”

Change of senior management at Bokoni Mine

Bokoni Mine’s Managing Director, Mr Dawid Stander’s contract of employment with the Company terminates on January 31, 2016. The board of Atlatsa wishes to thank Mr Stander for his diligent service during his tenure as Managing Director of Bokoni Mine and wishes him success for his future endeavours.

The board further announced the appointment of Mr Jose Melembe as Designate General Manager at Bokoni Mine effective December 8, 2015. Mr Stander will ensure a phased hand-over of accountabilities and responsibilities to Mr Melembe between December 8, 2015 and January 31, 2016. Mr Melembe, who has extensive mining industry experience, is currently employed as the production manager at Bokoni Mine’s Brakfontein and Middelpunt Hill shaft operations.

The Atlatsa board wishes Mr Melembe success as he takes over as Designate General Manager at Bokoni Mine.

On behalf of Atlatsa

Prudence Lebina

Head of Investor Relations

Office: +27 11 779 6800

Email: PrudenceL@atlatsa.com

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; the Restructure Plan will continue to be implemented as planned and on the expected timeframes and will achieve improvements in production and operational efficiencies as anticipated; the Company’s ability to meet the conditions of utilisation of the Term Loan Facility; the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;

•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;

•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to continued availability of capital and financing;

•	uncertainties related to the ability to obtain necessary licences, permits, electricity, surface rights and title for development projects;

•	uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act, 2002 (Act No 28 of 2002) (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries where we operate;

•	the effect of HIV/AIDS on labour force availability and turnover; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.